CHASE ANALYTICS CORPORATION

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and May 2024

(Unaudited)

CHASE ANALYTICS CORPORATION
Profit and Loss
January 1, 2023 - May 29, 2024

	Jan - Dec 2023	Jan - May, 2024	Total
Income			
Total Income			$ -
Gross Profit	$ -	$ -	$ -
Expenses			
Advertising & marketing	$ 55.45	$ 7,088.90	$ 7,144.35
Contract labor	$ 11,107.58	$ 14,140.50	$ 25,248.08
General business expenses			$ -
Bank fees & service charges	$ 1,127.67	$ 1,900.45	$ 3,028.12
Memberships & subscriptions	$ 21.28	$ 85.12	$ 106.40
Total General business expenses	$ 1,148.95	$ 1,985.57	$ 3,134.52
Legal & accounting services	$ 350.00	$ 5,755.00	$ 6,105.00
Legal Fees	$ 828.00	$ 298.00	$ 1,126.00
Total Legal & accounting services	$ 1,178.00	$ 6,053.00	$ 7,231.00
Meals		$ 3.45	$ 3.45
Travel meals	$ 623.80	$ 571.40	$ 1,195.20
Total Meals	$ 623.80	$ 574.85	$ 1,198.65
Office expenses		$ 100.00	$ 100.00
Office supplies	$ 183.43	$ 271.62	$ 455.05
Software & apps	$ 1,742.37	$ 3,954.43	$ 5,696.80
Total Office expenses	$ 1,925.80	$ 4,326.05	$ 6,251.85
Supplies			$ -
Supplies & materials	$ 1,378.02	$ 2,184.90	$ 3,562.92
Total Supplies	$ 1,378.02	$ 2,184.90	$ 3,562.92
Travel		$ 161.84	$ 161.84
Hotels	$ 794.46	$ 822.75	$ 1,617.21
Taxis or shared rides		$ 112.87	$ 112.87
Total Travel	$ 794.46	$ 1,097.46	$ 1,891.92
Total Expenses	$ 18,212.06	$ 37,451.23	$ 55,663.29
Net Operating Income	$ (18,212.06)	$ (37,451.23)	$ (55,663.29)
Other Expenses			
Vehicle expenses			$ -
Vehicle gas & fuel		$ 50.39	$ 50.39
Vehicle repairs		$ 356.18	$ 356.18

Total Vehicle expenses	$	-	$	406.57	$	406.57
Total Other Expenses	$	-	$	406.57	$	406.57
Net Other Income	$	-	$	(406.57)	$	(406.57)
Net Income	$	(18,212.06)	$ (37,857.80)	$ (56,069.86)

CHASE ANALYTICS CORPORATION

Balance Sheet

As of May 29, 2024

	Jan - Dec 2023		Jan - May, 2024	
ASSETS				
Current Assets				
Bank Accounts				
Initiate Business Checking® (8038) - 1	$	(1,621.43)	$	(5,549.29)
Wells Fargo At Work℠ Checking (8857) - 1	$	(11,242.60)	$	(24,315.79)
Total Bank Accounts	$	(12,864.03)	$	(29,865.08)
Total Current Assets	$	(12,864.03)	$	(29,865.08)
TOTAL ASSETS	**$**	**(12,864.03)**	**$**	**(29,865.08)**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Short-term business loans			$	8,917.00
Total Other Current Liabilities	$	-	$	8,917.00
Total Current Liabilities	$	-	$	8,917.00
Total Liabilities	$	-	$	8,917.00
Equity				
Additional paid in capital	$	5,348.03	$	17,287.78
Retained Earnings			$	(18,212.06)
Net Income	$	(18,212.06)	$	(37,857.80)
Total Equity	**$**	**(12,864.03)**	**$**	**(38,782.08)**
TOTAL LIABILITIES AND EQUITY	**$**	**(12,864.03)**	**$**	**(29,865.08)**

CHASE ANALYTICS CORPORATION
Statement of Cash Flows
January 1, 2023 - May 29, 2024

	Jan - Dec 2023	Jan - May, 2024	Total
OPERATING ACTIVITIES			
Net Income	$ (18,212.06)	$ (37,857.80)	$ (56,069.86)
Adjustments to reconcile Net Income to Net Cash provided by operations:			$ -
Short-term business loans		$ 8,917.00	$ 8,917.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ -**	**$ 8,917.00**	**$ 8,917.00**
Net cash provided by operating activities	**$ (18,212.06)**	**$ (28,940.80)**	**$ (47,152.86)**
FINANCING ACTIVITIES			
Additional paid in capital	$ 5,348.03	$ 11,939.75	$ 17,287.78
Net cash provided by financing activities	**$ 5,348.03**	**$ 11,939.75**	**$ 17,287.78**
Net cash increase for period	**$ (12,864.03)**	**$ (17,001.05)**	**$ (29,865.08)**

CHASE ANALYTICS CORPORATION
STATEMENT OF SHAREHOLDERS EQUITY

As of May 29, 2024

	Opening Balance (Jan - Dec 2023)	Movements During Period (Jan - May, 2024)	Closing Balance (Jan - May, 2024)
Common Stock			
Preferred Stock			
Additional Paid-in Capital	$ 5,348.03	$ 11,939.75	$ 17,287.78
Retained Earnings		$ (18,212.06)	$ (18,212.06)
Net Income	$ (18,212.06)	$ (19,645.74)	$ (37,857.80)
Dividends			
Accumulated Other Comprehensive Income (AOCI)			
Total Shareholders' Equity	$ (12,864.03)	$ (25,918.05)	$ (38,782.08)

Notes:

1. **Common Stock**: No common stock transactions were recorded.
2. **Additional Paid-in Capital**: Increased by $11,939.75 during the period ending May 31, 2024.
3. **Founder's Capital**: Remains unchanged as no additional changes were recorded.
4. **Net Income (Loss)**: Includes losses of $(18,212.06) for the fiscal year ended December 31, 2023, and $(37,857.80) for the period January 1 - May 31, 2024.
5. **Total Equity**: Reflects the combined impact of changes in all equity components, resulting in $(38,782.08) as of May 31, 2024.

CHASE ANALYTICS CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2023, and May 2024

1. ORGANIZATION AND PURPOSE

Chase Analytics Corporation (the "Company") is a corporation organized under the laws of the State of Delaware.

The Company develops data analytics applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.